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                                                        Filed by MedImmune, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                         Subject Company: Aviron
                                                   Commission File No. 000-20815


Summary Advertisement as published in The Wall Street Journal on
December 11, 2001:

A registration statement relating to the securities proposed to be issued in the Offer has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is not an offer to sell or the solicitation of an offer to buy such securities nor shall there be any sale thereof in any state in which such offer, solicitation or sale would be unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Apple Merger Corp. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                 MEDIMMUNE LOGO
                          Notice of Offer to Exchange
                          1.075 shares of common stock
                                       of
                                MedImmune, Inc.
                   for each outstanding share of common stock
                                       of
                                     Aviron

Apple Merger Corp. ("Apple"), a Delaware corporation and a wholly owned subsidiary of MedImmune, Inc., a Delaware corporation ("Parent"), is offering to exchange 1.075 shares of common stock, par value $0.01 per share, of Parent (together with the associated share purchase rights, the "Parent Common Stock"), for each outstanding share of common stock, par value $0.001 per share (together with the associated share purchase rights, the "Shares"), of Aviron (the "Company"), upon the terms and subject to the conditions set forth in the preliminary prospectus, dated December 10, 2001 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, collectively constitute the "Offer"). Stockholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions, if any, on the exchange of Shares by Apple or pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Apple will pay all charges and expenses of American Stock Transfer & Trust Company, which is acting as exchange agent (the "Exchange Agent"), MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent") and Merrill Lynch & Co., which is acting as the dealer manager (the "Dealer Manager"), incurred in connection with the Offer.

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The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on WEDNESDAY, January 9, 2002, unless extended. Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration of the offer, but not during any subsequent offering period.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date a number of Shares which will constitute a majority of the outstanding Shares (assuming the exercise or conversion of all outstanding options, warrants, rights and convertible securities which are exercisable or convertible prior to the Merger, as defined below) and (2) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and under any other applicable antitrust law. The Offer is also subject to other conditions. See the Prospectus.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 2, 2001 (the "Merger Agreement") among Parent, Apple and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement, Apple will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent, all in accordance with the Merger Agreement. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Apple or Parent and other than Shares held by holders who perfect any dissenter's rights under applicable law) shall be cancelled and will be converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. Under certain circumstances described in the Prospectus, stockholders may be entitled to appraisal rights in connection with the Merger. The Merger Agreement is more fully described in the Prospectus.

The Board of Directors of the Company has (1) determined that the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company's stockholders, (2) approved the Offer, the Merger and the Merger Agreement and (3) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement.

For purposes of the Offer, Apple shall be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn when, as and if Apple gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such Shares. Delivery of Parent Common Stock in exchange for Shares pursuant to the Offer and cash in lieu of fractional shares of Parent Common Stock will be made by the Exchange Agent, which will act as agent for tendering stockholders, as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for tendering stockholders for the purpose of receiving shares of Parent Common Stock and cash to be paid in lieu of fractional shares of Parent Common Stock from Apple and transmitting such shares of Parent Common Stock and cash to validly tendering stockholders. In all cases, exchange of Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Prospectus) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

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The term "Expiration Date" means 12:00 midnight, New York City time, on
January 9, 2002, unless and until Apple (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Apple, shall expire prior to the exchange of any Shares. If the conditions to the Offer are not satisfied or waived on any scheduled expiration date of the Offer and such conditions could reasonably be expected to be satisfied, Parent shall cause Apple to, and Apple shall, extend the Offer, from time to time for such amount of time as is reasonably necessary to permit such conditions to be satisfied or waived.

Apple reserves the right, in its sole discretion (subject to the provisions of the Merger Agreement), at any time or from time to time to, (a) extend the Offer or (b) so long as such changes are not adverse to the holders of Shares, change the terms and conditions of the Offer. See the Prospectus for a description of the provisions of the Merger Agreement in this regard.

If Parent decides to extend the Offer, Parent will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right to withdraw the Shares.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after Thursday, February 7, 2002. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Apple, in its sole discretion, and its determination will be final and binding on all parties.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

In connection with the Offer, the Company has provided Apple with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer. These documents and related tender offer materials have been filed with the Securities and Exchange Commission and are available for free at the web site of the Securities and Exchange Commission at www.sec.gov.

Any questions or requests for assistance or for additional copies of the Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Apple's expense. Apple will not pay any fees or commissions to any broker or

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dealer or any other person (other than the Exchange Agent, the Information Agent and the Dealer Manager) in connection with the tenders of Shares pursuant to the Offer. The Offer commenced on December 10, 2001.

                    The Information Agent for the Offer is:

                                   MACKENZIE
                                 PARTNERS, INC.
                                      LOGO

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com

                                       or

                         Call Toll-Free (800) 322-2885
                      The Dealer Manager for the Offer is:
                              Merrill Lynch & Co.
                          Four World Financial Center
                            New York, New York 10080
                         (609) 274-3066 (Call Collect)
                               December 11, 2001